Exhibit 1

FOR IMMEDIATE RELEASE

For further information, contact: Arthur B. Crozier Innisfree M&A Incorporated 212-750-5833

AXA/MONY (NYSE: MNY) MERGER SUFFERS TWO MAJOR SETBACKS

[X]	ISS Recommends MONY Group Shareholders Vote Against AXA Merger -

|X|	Cites "Significant Conflict of Interest Between Management and Shareholders"

|X|	Federal Court Rejects MONY's Efforts to Prevent Shareholders From Receiving Duplicate Proxy Cards from Shareholders Opposed to AXA Deal --

Memphis, Tennessee, February 11, 2004 — Southeastern Asset Management, Inc. (“Southeastern”), investment advisor to Longleaf Partners Small-Cap Fund (“Longleaf”), said today that it is extremely pleased that Institutional Shareholder Services (ISS) has recommended that MONY Group (NYSE: MNY) shareholders vote AGAINST the proposed merger with AXA. ISS is widely recognized as the nation’s leading independent proxy voting and corporate governance advisory firm. Its voting analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the world. In recommending a vote against the merger, ISS concluded:

“We recommend shareholders vote against the merger. The primary reason is a transaction value on a price to book basis that is outside the boundary of reasonableness when compared to precedent transactions coupled with open market opportunities to sell above the offer price. In addition, the lack of an auction process to sell the company, rich goodbye package to management, and the company’s historical underperformance to peers, creates a mosaic of management actions not serving shareholder interests.” (emphasis added)

Also, ISS focused on the personal interests of MONY’s management. ISS stated:

“The approximately $90 million in management payments for negotiating a deal that is the lowest price to book valuation in the nine years covered in the financial advisor report underscores the significant conflict of interest between management and shareholders.” (emphasis added)

Further, ISS also concluded that “[t]he transaction represents a major disconnect between pay and performance.”

Separately, Southeastern announced that, following a hearing on February 6, 2004, the Federal District Court for the Southern District of New York today denied MONY’s request for a preliminary injunction which would have prevented Southeastern from furnishing a duplicate copy of MONY’s proxy card to MONY shareholders. G. Staley Cates, President of Southeastern, said “It is unfortunate that MONY has commenced litigation against major institutional shareholders in an effort to limit the ability of MONY’s own shareholders to change votes on the proposed merger. We believe that MONY shareholders should have a full and fair opportunity to cast their votes and to change their votes if they so choose. The Court’s ruling is a major victory for MONY shareholders and corporate democracy.”

Mr. Cates also stated: “If MONY’s shareholders reject the proposed merger and, at the annual meeting later this Spring, shareholders approve Longleaf’s proposal requesting that the Board consider replacing two senior officers, we would expect the Board to abide by the shareholders’ wishes. If the MONY Board determines to replace the current CEO, it is our hope that the Board would give serious consideration to Bob Devlin, the former CEO of American General who has indicated his availability for the position.”

ABOUT SOUTHEASTERN ASSET MANAGEMENT AND LONGLEAF PARTNERS SMALL-CAP FUND

Southeastern Asset Management, Inc. is an investment management firm with over $25 billion in client assets under management at December 31, 2003, including approximately $12 billion in the three Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987.

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